March 10, 2010
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3030
Washington, D.C.  20549
Attention: Peggy Fisher, Assistant Director

Re:	Pioneer Power Solutions, Inc. Amendment No. 1 to Form S-1 (File No. 333-164504)

Ladies and Gentlemen:

On behalf of Pioneer Power Solutions, Inc. (the “Company”), transmitted herewith for filing is Amendment No. 1 to Form S-1 (“Amendment No. 1”), marked to show changes from the Form S-1 filed by the Company on January 25, 2010 (the “Original Filing”, and, together with Amendment No. 1, the “Registration Statement”). We acknowledge receipt of the letter of comment (the “Commission Letter”) dated February 19, 2010 from the Securities and Exchange Commission (the “Commission”) with regard to the above referenced matter. We have reviewed the Commission Letter with the Company and the Company’s auditors and the following are the Company’s responses to the Commission Letter. The paragraph references below are to those in Amendment No. 1. The responses are numbered to coincide with the numbering of the comments in the Commission Letter.

Cover Page

1.	Please disclose the exercise prices for the shares underlying warrants.

The Company has made the requested revision by disclosing on the cover page of Amendment No. 1 the exercise prices for the shares underlying the warrants.

Corporate History, Page 1

2.	Please disclose the date that your stock began to trade on the over-the-counter bulletin board.

The Company has made the requested revision by disclosing on page 1 of Amendment No. 1 the date that its stock began to trade on the over-the-counter bulletin board.

3.	Please disclose the extent to which your chief executive officer has voting and investment control of your outstanding common stock.

U.S. Securities and Exchange Commission
March 10, 2010

The Company has made the requested revision by disclosing on page 1 of Amendment No. 1 the extent to which its chief executive officer has voting and investment control of the Company’s outstanding common stock.

Overview page 1

4.
Please provide us independent support for your statement that you are a “leading” North American designer, manufacturer and marketer of liquid-filled electric power, distribution and specialty transformers.

The Company has deleted the word “leading” on page 1 of Amendment No. 1.

Risk Factors, page 3

5.
On page 11 you indicate that you have included risk factor disclosure concerning future sales of large blocks of common stock that are subject to demand registration rights.  Please tell us where you have included this risk factor disclosure, or revise your risk factor disclosure to disclose the number of shares subject to demand rights and discuss the impact of these rights on the market for your shares. Please also revise your disclosure on page 33 to describe these registration rights.

The Company’s common stock is not subject to demand registration rights and the Company has accordingly revised its disclosure on page 9 by removing references to demand registration rights and by referencing risk factor disclosure concerning the potential adverse impact on the Company’s stock price of future sales of large blocks of common stock.  The Company has included this risk factor disclosure on page 8 of Amendment No. 1.

6.
We note that in the first two risk factors on page 3 you have provided revenue and raw material costs percentages for fiscal years ended December 31, 2007 and 2008. Please revise your next amendment to also disclose the applicable revenue and cost percentages for the fiscal year ended December 31, 2009.

The Company has made the requested revision by disclosing on page 3 of Amendment No. 1 the applicable revenue and cost percentages for the fiscal year ended December 31, 2009.

There may be a limited market for our securities, page 9

U.S. Securities and Exchange Commission
March 10, 2010

7.	Please revise the risk factor heading and disclosure to clarify that there is presently a limited market for your securities.

The Company has made the requested revision by revising the risk factor heading and disclosure on page 8 of Amendment No. 1 to clarify that there is presently a limited market for its securities.

Recent Events, page 12

8.	Please revise your disclosure to clarify your statement that the financial statements presented do not include “our” historical financial results.

The Company has made the requested revision by inserting in the new “Accounting for the Share Exchange” section on page 10 of Amendment No. 1 a clarification that the financial statements presented in Amendment No. 1 only include the financial statements of Pioneer Transformers, Ltd. and do not include the historical financial results of the Company prior to December 2, 2009.

Critical Accounting Policies, Page 13

9.
To the extent that management believes that revenue recognition is a critical accounting estimate, please revise to provide more meaningful disclosure of your revenue recognition by explaining the specific reasons why management believes revenue recognition is a critical accounting estimate. Also, revise to explain the significant judgments and estimates involved in determining your revenue recognition policies. Additionally, please provide similar disclosures for your unrecognized tax benefits. Refer to SEC Release 33-8350.

The Company’s management does not believe that revenue recognition is a critical accounting policy and has expanded its disclosure pertaining to revenue recognition in other places in the Registration Statement.  There are no significant judgments and estimates that were involved in determining the Company’s revenue recognition policies.

The Company has removed disclosures pertaining to unrecognized tax benefits from Amendment No. 1. because, while the Company adopted FIN 48, Accounting for Uncertainty in Income Taxes in 2007, its unrecognized tax benefits are immaterial.  Please see the Company’s response to Comment No. 38 for a further discussion of unrecognized tax benefits.

U.S. Securities and Exchange Commission
March 10, 2010

10.
Please tell us why you consider fair value measurements to be a critical accounting policy considering your disclosure that there were no assets or liabilities measured at fair value as of December 31, 2008 or September 30, 2009.

The Company had no assets or liabilities measured at fair value as of December 31, 2009, December 31, 2008 or September 30, 2009 and does not anticipate having any such assets or liabilities in the foreseeable future.  Therefore, the Company has removed the discussion concerning fair market value and SFAS 157 from its disclosure of its critical accounting policies on page 11 of Amendment No. 1.

Revenue, page 14

11.
Please revise to disclose the extent to which the 14.4% revenue decline is attributable to the translation effect between the U.S and Canadian dollars. Please refer to Item 303(a)(3)(i). Also, please reconcile your disclosure here concerning a strengthening in the U.S. dollar relative to the Canadian dollar for the nine months ended September 30, 2009 with your disclosure in the fifth paragraph of page 15 which appears to indicate the opposite translation effect.

The Company has made the requested revision on page 12 of Amendment No.1 by disclosing the extent to which its revenue is attributable to the translation effect between the U.S. and Canadian dollars and revising the disclosure related to selling, general and administrative expense by adding constant currency comparisons.  The Company has also inserted on page 11 of Amendment No. 1 a table of historical foreign currency exchange rates used in the preparation of its financial statements to allow readers to follow the impact of currency fluctuations through each relevant historical period.  As the Company is including its financial statements for the year ended December 31, 2009 in Amendment No. 1, it has not included in Amendment No. 1 many disclosures pertaining to the nine month period ended September 30, 2009, including the disclosure set forth in the fifth paragraph of page 15 of the Original Filing.

Write-down of Advances to Companies Controlled by Stockholders, page 16

12.
We note that you wrote down advances of $700,000 made to certain members of Provident Pioneer Partners, L.P. that were made to these members as a reimbursement. Please explain to us in more detail the purpose of these advances and how they were recorded in your financial statements. Explain the nature of the reimbursement and explain to us why the write-off of the advances is properly reflected as a non-operating expense in your income statement. Cite any authoritative literature upon which you are relying.

The Company has made the requested revision on page 13 of Amendment No. 1.

Liquidity and Capital Resources, page 16

U.S. Securities and Exchange Commission
March 10, 2010

13.
We note that your credit facility imposes certain financial covenants and requires you to maintain certain financial ratios. Please revise your MD&A to quantify any material financial covenants / ratios. Discuss the effect on your liquidity if you are not able to maintain the required covenants / ratios.

The Company has made the requested revision on page 14 of Amendment No.1.

14.
Please revise your disclosures to discuss the underlying reasons for the significant increase in your operating assets as of September 30, 2009. Identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way.

The Company is not aware of any trends, demands, commitments, events or uncertainties not already disclosed in Amendment No. 1 that will result in or are reasonably likely to result in its liquidity increasing or decreasing in any material way.

Business, page 20

15.	Please tell us whether all industry data you cite in your document is publicly available. Also tell us whether:

•	you commissioned the industry reports;

•	the industry reports were prepared for use in your registration statement;

•	you are affiliated with the sources of the industry reports; and

•	the sources of the reports consented to your use of their data in this registration statement.

U.S. Securities and Exchange Commission
March 10, 2010

With the exception of information obtained from The Freedonia Group (which the Company may cite in its filings with the Commission pursuant to the terms of its user agreement), the Company believes that all of the data cited in the Original Filing and Amendment No. 1 is in the public domain and may be cited by it without obtaining prior consent.  The Company did not commission reports from The Freedonia Group and The Battle Group and no reports were prepared for use in the Original Filing or Amendment No. 1. The Company purchased the information attributed to the Freedonia Group from The Freedonia Group on a non-exclusive basis. The Company has no affiliation with the sources of the reports.

Internal Growth, page 22

16.
Please revise to describe in greater detail the scope of the plant expansion and the expected schedule for completion of the project. With a view to clarified disclosure in your liquidity and capital resources discussion, please tell us the anticipated cost of the expansion and the funding source or sources that you arc utilizing.

The Company has made the requested revision on page 17 of Amendment No.1 by disclosing the scope of the plant expansion, expected schedule for completion of the project, the anticipated cost of the expansion and the funding sources utilized by the Company.

Customers, page 23

17.	Please revise to disclose in greater detail the material terms of your contract with Hydro-Quebec.

The Company has made the requested revision on page 18 of Amendment No.1 by disclosing in greater detail the material terms of its contracts with Hydro-Quebec.

Raw Materials and Suppliers, page 23

18.	Please revise to disclose the impact of the escalation clauses referenced at the bottom of page 17.

The Company has made the requested revision on page 19 of Amendment No. 1 by disclosing the impact of the escalation clauses referenced on page 17 of the Original Filing.

Board Committees, page 25

19.	Please revise to disclose when you intend to establish your audit and compensation committees.

The Company has made the requested revision by disclosing on page 21 of Amendment No. 1 when it intends to establish its audit and compensation committees.

U.S. Securities and Exchange Commission
March 10, 2010

Executive Compensation, page 26

20.	Please revise your summary compensation table to clarify whether Mr. Mazurek received $250,000 and $150,511 payments in 2009 or whether the $150,511 payment was made in 2008.

The Company has made the requested revision on page 21 of Amendment No. 1.

21.	Please provide a narrative description your employment agreement with Mr. Mazurek. Please refer to Item 402(o)(1) of Regulation S-K.

The Company has made the requested revision by providing on page 22 of Amendment No. 1 a narrative description of its employment agreement with Mr. Mazurek.

22.	Please provide a narrative description of the consulting services provided by Mr. Mazurek. Please refer to Item 402(o) of Regulation S-K.

The Company has made the requested revision on page 22 of Amendment No. 1.

Certain Relationships and Related Transactions, page 28

23.	Please disclose all transactions with related persons as required by Item 404(a) of Regulation S-K. For instance, we note, without limitation, that you have not provided disclosure concerning:

•	several December 2, 2009 transactions referenced on page 1;

•	your $150,000 loan from unnamed limited partners of Provident Pioneer Partners referenced on page 17; and

•	your consulting arrangements with Mr. Mazurek referenced on page 26.

The Company has made the requested revision by disclosing on pages 22 and 23 of Amendment No. 1 the December 2, 2009 transactions referenced on page 1 of Amendment No. 1, the $150,000 loan from the unnamed limited partners of Provident Pioneer Partners, L.P. and the Company’s consulting arrangement with Mr. Mazurek.

U.S. Securities and Exchange Commission
March 10, 2010

24.
Please explain in more detail the business reasons for the reimbursement by Pioneer Transformers to Messrs. Mazurek and Landes for their cash advances to another company affiliated with Mr. Mazurek. Explain whether or not the registrant will engage in similar transactions in the future.

The Company has made the requested revision on page 23 of Amendment No. 1.

Selling Stockholders, page 29

25.
Given the nature and size of the transaction being registered relative to the number of shares outstanding that are held by unaffiliated shareholders, advise the staff of your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). In your analysis, please also address the fact that one million of the shares that are being registered will be offered by your controlling shareholder.

For the reasons set forth below, the Company believes that the shares of common stock that the Company is proposing to register for resale in the Registration Statement are eligible for registration on a delayed or continuous basis pursuant to Rule 415(a)(1)(i) of the Securities Act of 1933, as amended (the “Securities Act”).

Background

On December 2, 2009, the Company, Pioneer Transformers Ltd. and Provident Pioneer Partners, L.P., the holder of all of the outstanding capital stock of Pioneer Transformers Ltd., entered into a share exchange agreement pursuant to which the Company issued to Provident Pioneer Partners, L.P. 22,800,000 shares of the Company’s common stock and a warrant to purchase up to 1,000,0000 shares of common stock at an exercise price of $3.25 per share (the “$3.25 Warrant”) in exchange for all of the issued and outstanding capital stock of Pioneer Transformers Ltd. In connection with the transfer of the Company’s prior business immediately following the closing of the share exchange, 7,200,000 shares of the prior 8,400,000 outstanding shares were returned to the Company and canceled as consideration for the prior business (the “Split-Off”), leaving 1,200,000 shares of common stock outstanding held by persons who were stockholders of the Company prior to the share exchange and a total of 29,000,000 shares of common stock issued and outstanding.  Upon the closing of the share exchange, the Company consummated a private placement (the “Private Placement”) to 18 investors (the “Private Placement Investors”) of an aggregate of 5,000,000 shares of its common stock (the “Private Placement Shares”) and issued to Genesis Capital Advisors LLC a warrant to purchase up to 1,000,0000 shares of common stock at an exercise price of $2.00 per share (the “$2.00 Warrant” and, together with the $3.25 Warrant, the “Warrants”).

U.S. Securities and Exchange Commission
March 10, 2010

415 Analysis

In 1983 the Staff of the Commission (the “Staff”) adopted Rule 415 under the Securities Act to permit the registration of offerings to be made on a delayed or continuous basis. Rule 415 specifies certain conditions that must be met by an issuer in order to avail itself of the Rule. In relevant part, Rule 415 provides:

“(a) Securities may be registered for an offering to be made on a continuous or delayed basis in the future, Provided, That:

(1) The registration statement pertains only to:

(i) Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary;”

Under Rule 415(a)(1)(i), an issuer may register shares to be sold on a delayed or continuous basis by selling stockholders in a bona fide secondary offering without restriction.

In the event that the offering registered by the Registration Statement is re-characterized as a primary offering on behalf of the Company, (i) the offering would have to be made on a fixed price basis (in other words, Provident Pioneer Partners, L.P., the Private Placement Investors and Genesis Capital Advisors LLC (collectively, the “Selling Stockholders”) would not be able to sell their securities at prevailing market prices), (ii) the Selling Stockholders would be deemed to be “underwriters” with respect to the offering (with the attendant liabilities under Section 11 of the Securities Act) and (iii) in accordance with the Staff’s long-standing interpretive position, Rule 144 would not be available to the Selling Stockholders to effect resales of their securities registered in the offering.

As a result of the foregoing consequences, the Staff’s interpretation of Rule 415 has a potentially dramatic impact on the ability of smaller public companies, like the Company, to raise capital and on the ability of a selling stockholder to effect the resale of its securities. Therefore, the Staff has previously acknowledged that a secondary offering should only be re-characterized as a primary offering after a careful and complete review of the relevant facts and circumstances. Specifically, in its Compliance and Disclosure Interpretations (formerly known as the Telephone Interpretations Manual), the Staff has set forth a detailed analysis of the relevant factors that should be examined. Interpretation D.29, which was recently confirmed by the Staff on January 26, 2009 in Interpretive Response 612.09 (“CDI 612.09”), provides that:

U.S. Securities and Exchange Commission
March 10, 2010

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 ‘public float’ test for a primary offering, or because Rule 415(a)(l)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.” (emphasis added)

As CDI 612.09 indicates, the question is a “difficult” and “factual” one that involves an analysis of many factors and “all the circumstances.”

Each of the relevant factors listed in the Interpretation is discussed below in the context of the offering under the Registration Statement. Based on a proper consideration of all of those factors, the Company believes that the Staff should conclude that the Registration Statement relates to a valid secondary offering and that the Private Placement Shares, the shares of common stock issuable upon exercise of the $3.25 Warrant and the shares of common stock issuable upon exercise of the $2.00 Warrant can be registered for sale on behalf of the selling stockholders pursuant to Rule 415.

How Long the Selling Stockholders have Held the Securities

Presumably, the longer shares are held, the less likely it is that the Selling Stockholders are acting as a mere conduit for the Company. Here, Provident Pioneer Partners, L.P. has effectively owned shares in the Company since 1995, when it purchased Pioneer Transformers Ltd., the Company’s predecessor, from its former owner. In addition, after the Registration Statement is declared effective and assuming that all of the registered securities are sold, Provident Pioneer Partners, L.P. will continue to bear the risk of ownership of the Company through its ownership of 22,800,000 shares of common stock of the Company, all of which are subject to an eighteen month lock-up agreement.

U.S. Securities and Exchange Commission
March 10, 2010

The Private Placement Investors and Genesis Capital Advisors LLC have held the Private Placement Shares and the $2.00 Warrant, respectively, since December 2, 2009. Each of the Private Placement Investors entered into a securities purchase agreement with the Company and the Company’s obligation to file the Registration Statement is pursuant to such securities purchase agreement. Genesis Capital Advisors LLC is an affiliate of a stockholder that is not offering all of its shares pursuant to the Registration Statement, and, as such, will continue to bear the risk of ownership in the Company after the registration is declared effective and all of the registered securities are sold.

While the $3.25 Warrant and the $2.00 Warrant are immediately convertible, Provident Pioneer Partners, L.P. and Genesis Capital Advisors LLC have not converted any portions of the $3.25 Warrant and $2.00 Warrant, respectively, and no shares underlying the Warrants have therefore been issued.

In Compliance and Disclosure Interpretation 116.19 (“CDI 116.19”) with respect to Securities Act forms, the Staff noted that:

[i]n a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2) exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement.

CDI 116.19 therefore contemplates that a valid secondary offering of shares may occur without delay so long as the Company has completed the Section 4(2)-exempt sale of the convertible security and the investor carries the market risk at the time the resale registration statement is filed.

This concept is consistent with longstanding custom and practice in the PIPEs marketplace, as registration rights in connection with PIPEs transactions ordinarily require the filing of a resale registration statement shortly after closing (typically 30 days) and effectiveness of that registration statement shortly thereafter (typically 90 days after closing). A concern that a short period of time elapsing between closing and registration may indicate the presence of a primary offering is inconsistent with CDI 116.19.

U.S. Securities and Exchange Commission
March 10, 2010

The Circumstances Under Which the Securities were Received

Of the 7,000,000 shares being registered in the Registration Statement, the 5,000,000 Private Placement Shares were issued pursuant to the Private Placement, 1,000,000 shares of common stock are issuable upon exercise of the $3.25 Warrant that was issued in the share exchange and 1,000,000 shares of common stock are issuable upon exercise of the $2.00 Warrant that was issued pursuant to a warrant purchase agreement. Such transactions were exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder. The Private Placement, the share exchange and the sale of the $2.00 Warrant were arms’ length transactions and the Company’s legal counsel did not provide any services to any of the Selling Stockholders, including Provident Pioneer Partners, L.P., in connection with these transactions.

In addition to the above analysis, the Commission should note that the Warrants do not include any price “resets”, floating price conversion rights or other “toxic” features that have previously prompted the Staff’s concerns regarding “Extreme Convertible” transactions.  Further, the Warrants do not even provide for anti-dilution protection based on the price of future issuances by the Company. The only anti-dilution provisions in Warrants are customary structural anti-dilution protection provisions in the event of fundamental organic changes in the Company’s capital structure, such as stock splits or stock dividends. These anti-dilution adjustments are consistent with those that the Staff has previously indicated do not raise a concern with respect to the Staff’s interpretation of Rule 415(a)(1)(i).

The Relationship to the Company

Provident Pioneer Partners, L.P. owns 79.3% of the Company’s issued and outstanding common stock and Nathan J. Mazurek, the Company’s chief executive officer and chairman of the board, is a control person of Provident Canada Corp., the general partner of Provident Pioneer Partners, L.P.  After the Registration Statement is declared effective and assuming that all of the registered securities are sold, Provident Pioneer Partners, L.P. will own 73.55% of the issued and outstanding common stock of the Company on a fully diluted basis, all of which are subject to an eighteen month lock-up period that commenced December 2, 2009. However, as discussed below, a selling stockholder’s status as an issuer’s controlling stockholder alone is not dispositive of a disguised primary offering on behalf of the issuer.

U.S. Securities and Exchange Commission
March 10, 2010

Neither the Private Placement Investors nor Genesis Capital Advisors is currently, or has ever been, an affiliate of the Company. Moreover, except with respect to their role as investors in the Company, there are no relations of any kind between the Company and any of the Private Placement Investors or Genesis Capital Advisors LLC. After the Registration Statement is declared effective and assuming that all of the registered securities are sold, Genesis Capital Advisors LLC will own 3.82% of the issued and outstanding common stock of the Company on a fully diluted basis.

The Amount of Shares Involved

The Company is seeking to register 5,000,000 shares of common stock that were issued pursuant to the Private Placement, 1,000,000 shares of common stock issuable pursuant to the $3.25 Warrant and 1,000,000 shares of common stock issuable pursuant to the $2.00 Warrant, which together total approximately 23% of the Company’s issued and outstanding common stock on a fully diluted basis. The Company currently has 29,000,000 million shares of common stock outstanding.

While in practical application, it appears that the amount of shares being registered is relevant to the Staff in its determination of whether an offering should be deemed a primary or secondary offering, a single-minded focus on the number of shares is inconsistent with CDI 612.09 and the facts and circumstances recited above. As described below, the Staff’s more recent focus on toxic features (none of which are present in our financing) is far more likely to deter abusive practices and uncover disguised primary offerings than focusing on the number of shares being registered.

We understand that several years ago the Staff became increasingly concerned about public resales of securities purchased in “toxic” transactions. The Staff believed that public investors often did not have an appropriate understanding as to the nature of the investment being made or the negative impact that such transactions could have on the market prices of the shares involved. In many of these “toxic” transactions, an issuer would commit to issuing shares at a conversion price that floated in accordance with the market price of the underlying common stock. When the deals were announced, the stock prices typically fell with the result that the issuer ended up issuing significant blocks of stock — in many cases well in excess of 100% of the shares previously outstanding. In these toxic situations, existing investors or investors who purchased shares after the announcement of the transaction frequently faced unrelenting downward pressure on the value of their investments. In too many of these cases, the shares held by non-participants in these transactions were ultimately rendered worthless.

U.S. Securities and Exchange Commission
March 10, 2010

In order to combat the effects of these toxic transactions, we understand that the Office of Chief Counsel and the senior Staff members of the Commission’s Division of Corporation Finance began to look at ways to discourage toxic transactions and to limit the impact of these transactions. One way to do so was to limit the ability of the investors in those transactions to have their shares registered.

We understand that, in order to monitor these types of transactions, the Staff compared the number of shares an issuer sought to register with the number of shares outstanding and held by non-affiliates as disclosed in the issuer’s Annual Report on Form 10-K. As we understand it, the Staff was instructed to look more closely at any situation where an offering involved more than approximately one-third of the public float. If an issuer sought to register more than one-third of its public float, the Staff was instructed to examine the transaction to see if it implicated Staff concerns that a secondary offering might be a “disguised” primary offering for Rule 415 purposes. However, according to the Office of Chief Counsel, the test was intended to be a mere screening test and was not intended to substitute for a complete analysis of the factors cited in CDI 612.09. Moreover, we understand that the Staff’s focus shifted in late 2006 to “Extreme Convertible” transactions to avoid disrupting legitimate PIPE transactions.1 As described above, the terms of the Private Placement and the Warrants do not implicate any of the concerns leading to the focus on Extreme Convertible situations.

Furthermore, focusing solely on the number of shares being registered in relation to the shares outstanding or the public float has a disproportionate impact on smaller public companies’ ability to register their shares on the shelf and severely limits their options to raise funds.

Several interpretive positions that refer to issuers eligible to file on Form S-3, but that we believe are applicable to the Company as well, make clear that the holder of a significant percentage of a issuer’s public float can effect a valid secondary offering of its shares unless other facts — beyond the mere level of ownership — indicate that the affiliate is acting as a conduit for the issuer.

CDI 612.12 with respect to the Securities Act rules describes a scenario where a holder of well over one-third of the outstanding stock is able to effect a valid secondary offering. Even though this interpretation refers to issuers eligible to file on Form S-3, we believe that the analysis is applicable to the Company.  The interpretation states, in relevant part, that:
_____________________

1 See Speech by John W. White, Director, Division of Corporation Finance, February 23, 2007; Keller, Stanley and Hicks, William, “Unblocking Clogged PIPEs: SEC Focuses on Availability of Rule 415,” Insights, May 2007

U.S. Securities and Exchange Commission
March 10, 2010

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

In addition Release No. 33-8878 that amended Form S-3 acknowledged the Staff’s historical position on page 22 that “Form S-3 has for many years allowed registrants to conduct secondary offerings on the form irrespective of public float, so long as the securities offered thereby were listed securities.”

Whether the Selling Stockholders are in the Business of Underwriting Securities

To the Company’s knowledge, none of the Selling Stockholders are in the business of underwriting securities.

Whether the Circumstances Indicate that the Selling Stockholders are Acting as a Conduit for the Company

Each of the Selling Stockholders has purchased the securities offered in the Registration Statement with independent counsel and in arm’s length transactions. Provident Pioneer Partners, L.P. is not offering the shares issuable upon exercise of the $3.25 Warrant on behalf of the Company.  It has effectively owned shares of the Company since 1995 and will continue to have a large ownership interest in the Company after all of the securities offered in the Registration Statement are sold. The common shares issuable upon exercise of the $3.25 Warrant represent only approximately 4% of the common stock of the Company owned by Provident Pioneer Partners, L.P. and are the only portion of Provident Pioneer Partners, L.P.’s investment in the Company that provides it with any liquidity through June 2011, as all of the other shares of the Company’s common stock held by Provident Pioneer Partners, L.P. are subject to lock-up restrictions.  As discussed above, the Private Placement Investors and Genesis Capital Advisors LLC are not now, nor have they ever been, affiliates of the Company and their only relationship with the Company is as independent investors. Finally, the Warrants do not include any toxic features that have previously prompted the Staff’s concerns with respect to PIPE transactions and the size of the offering relative to the Company’s public float is not dispositive of an illegal distribution.

U.S. Securities and Exchange Commission
March 10, 2010

26.
Please tell us whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. A selling shareholder who is a broker-dealer must be identified in the prospectus as an underwriter unless such broker-dealer received the securities being registered for resale on this registration statement as compensation for underwriter activities. In addition, a selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless that selling stockholder is able to make the following representations in the prospectus: the selling shareholder purchased the shares being registered for resale in the ordinary course of business, and at the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Please revise as appropriate.

To the Company’s knowledge, none of the selling stockholders are broker-dealers or affiliates of broker-dealers.

27.	Please revise the third bullet point on page 30 to disclose Genesis Capital Advisors’ role in the December 2 transactions and all consideration paid for the 1,000,000 warrant shares.

The Company has made the requested revision by disclosing on page 25 of Amendment No. 1 Genesis Capital Advisors LLC’s role in the December 2, 2009 transactions and the consideration it paid for the 1,000,000 warrant shares.

Financial Statements, page F-1

28.	Please update the financial statements as required by Rule 8-08 of Regulation S-X.

The Company has made the requested revision by providing its financial statements for the years ended December 31, 2009 and 2008 on pages F-2 through F-32 of Amendment No. 1.

Report of Independent Registered Public Accounting Firm, page F-2

29.
We note that the report from your independent registered public accounting firm is not signed. Please provide a signed copy of your independent registered public accounting firm’s report in your next amendment.

The Company has provided a signed copy of its independent registered public accounting firm’s report on page F-1 of Amendment No. 1.

U.S. Securities and Exchange Commission
March 10, 2010

Consolidated Statements of Cash Flows, page F-6

30.
We note that you are presenting the changes in your bank indebtedness on a net basis. Please explain to us the consideration you gave to presenting these cash flows on a gross basis. Please refer to paragraph 230-10-45-7 of the FASB Accounting Standards Codification.

Paragraph 230-10-45-9 of the FASB Accounting Standards Codification indicates that presentation of net amounts is acceptable for certain classes of cash flows including demand lines of credit under which borrowed amounts are due on demand and are therefore considered to have maturities of 3 months or less. The Company considers its arrangements with its current and prior primary lenders to be such lines of credit.

31.	As a related matter please reconcile the increase in bank indebtedness of $776,766 to the change in bank indebtedness of ($105,229) as reported on your balance sheet on page F-3.

As the Company’s reporting currency is the U.S. dollar and its functional currency is the Canadian dollar, the Company must use the current rate method to convert its Canadian dollar financial statements to U.S. dollar financial statements. Under the current rate method, all balance sheet items are converted at the balance sheet date exchange rate and the cash flows are converted at the average exchange rates prevailing during the year.

Due to the differences in the conversion methods, it is not feasible to reconcile changes in items on the balance sheet to the corresponding cash flow amounts on the cash flow statement. Such reconciliation would only be feasible in the event that currency exchange rates remained constant throughout all periods.

32.
We note that during 2007 and 2008 you made advances to a) a company under common significant influence, b) companies controlled by shareholders and e) to ultimate shareholders. Please address the following:

•
Revise your related party footnote on page F-25 to clearly disclose the nature of the relationships and nature and terms of any payments made during the year. Refer to section 850-10 of the FASB Accounting Standards Codification.

•	Explain to us how you determined the statement of cash flow classification for the advances (i.e. financing or investing activities).

U.S. Securities and Exchange Commission
March 10, 2010

•
Further to the above, please explain how your presentation of these advances has changed, and the reasons for such changes, from your December 31, 2008 statement of cash flows to your September 30, 2009 statement of cash flows.

The Company has made the requested revision to its related party footnote on page F-31 of Amendment No. 1.

The Company determined that these advances should be classified as financing activities because they had no business purpose and did not implicate Pioneer Transformers, Ltd.’s operations.  Instead, they were financing transactions between Pioneer Transformers, Ltd. and two members of its sole shareholder.

The Company believes that its statement of cash flows for the years ended December 31, 2008 and 2009 on page F-6 of Amendment No. 1 do not indicate any changes in the presentation of the advances between the two periods.

Note 3 – Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-7

33.
Please revise your revenue recognition policy footnote to specifically disclose your revenue generating activities. Disclose the significant terms and conditions of your typical sales arrangements and explain when you recognize revenue, including any customer acceptance, installation, or other post shipment obligations, rights of return, etc. To the extent any of your sales arc accounted for on a multiple element basis, please explain how you account for those sales.

The Company has made the requested revisions by expanding its discussion of its revenue recognition policy on page F-9 of Amendment No. 1. The Company does not recognize any of its sales on a multiple-element basis.

Accounts Receivable, page F-8

34.
We note your disclosure here that you determined that no allowances for doubtful accounts were necessary in 2007 and 2008. In light of your significant outstanding receivable balances, please address the following:

•	Revise your MD&A to discuss your basis for your estimate that 100% of the outstanding accounts receivable will be collected.

U.S. Securities and Exchange Commission
March 10, 2010

•	Discuss any metrics such as Days Sales Outstanding (DSO) that you use in evaluating your receivables.

•	Discuss how your results of operation, financial condition and or liquidity may be affected if actual results significantly differ from your estimates.

•	Quantify the amount of outstanding receivables at September 30, 2009 that remain outstanding as of the date of your response.

The Company’s allowances for doubtful accounts are immaterial and as such the Company has not included disclosure with respect to doubtful accounts in the MD&A.  The Company has included this disclosure in its disclosure of accounts receivables on page F-10.  The Company does not rely on metrics such as Days Sales Outstanding (DSO) to evaluate its receivables.  Instead, it reviews its accounts receivables aging monthly and on an account-by account basis.  As of March 8, 2010, 100% of accounts receivable that were outstanding on September 30, 2009 have since been collected.

Note 7 – Bank Indebtedness, page F-16

35.
We note that you entered into an agreement with your lender to sell your accounts receivable and that as of December 31, 2008 you had sold all of your accounts receivable to the lender. Given that all of your accounts receivable have been sold as of December 31, 2008, please tell us why your bank indebtedness at December 31, 2008 is less than your outstanding accounts receivable balance at December 31, 2008.  Additionally please revise your footnote to disclose all material teens of the sale agreement with your lender.

As further disclosed on page F-19 of Amendment No. 1, the Company’s lending arrangement with GMAC, to whom it had sold all of its accounts receivable, has been replaced with credit facilities entered into between the Company and the Bank of Montreal.  With respect to the Company’s sale of its accounts receivable to GMAC, it was determined that the terms of the sale were with recourse and therefore did not meet all of the criteria for removing the affected accounts receivable from the Company’s balance sheet. Therefore, the Company reflected the full amount of its accounts receivable on its balance sheet (including those factored with GMAC) and all cash received from GMAC was reflected as bank indebtedness on its balance sheet.  Please note that at December 31, 2009, not all accounts receivables had been sold.

U.S. Securities and Exchange Commission
March 10, 2010

36.	We also note that your banking facility requires you to comply with certain financial covenants. Please revise this footnote to quantify the most restrictive covenants.

The Company has made the requested revision on page F-19 of Amendment No. 1.

Note 11 – Income Taxes, page F-18

37.
We note that you are calculating your statutory income taxes at a rate of approximately 32%. Please tell us how you determined your statutory rate. Refer to paragraph 740-10-50-12 of the FASB accounting standards codification.

The Company files its corporate tax returns in multiple jurisdictions in Canada and its statutory rate fluctuates from 31% to 33% from year to year. The Company has amended its disclosure on page F-23 of Amendment No. 1 to clarify that it is referring to Canadian statutory rates.

38.
Please revise this note to provide a rollforward of your unrecognized tax benefits or tell us why no reconciliation is necessary. Refer to paragraph to 740-10-50-15 of the FASB accounting standards codification.

The company evaluates its tax positions annually based on the weight of available evidence indicating that it is more likely than not that the position will be sustained upon ultimate settlement with a taxing authority, including resolution of related appeals or litigation processes, if any. The company then accounts for all tax positions by measuring the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. On this basis, the company determined that its unrecognized tax benefits are immaterial and that therefore providing a reconciliation would provide little beneficial additional information to readers of our financial statements.

Note 12 – Statement of Cash Flows Information, page F-20

39.
Please provide us with a reconciliation of the changes in your operating assets and liabilities as disclosed in this note to the changes in the corresponding amounts as presented on your balance sheet.

As the Company’s reporting currency is the U.S. dollar and its functional currency is the Canadian dollar, the Company must use the current rate method to convert its Canadian dollar financial statements into U.S. dollar financial statements. Under the current rate method, all balance sheet items are converted at the balance sheet date exchange rate and all cash flows are converted at the average exchange rates prevailing during the year.

U.S. Securities and Exchange Commission
March 10, 2010

Due to the differences in the conversion methods, it is not feasible to reconcile changes in items on the balance sheet to the corresponding cash flow amounts on the cash flow statement. The only instance in which this would be possible is if currency exchange rates remained constant throughout all periods.

Note 13 – Pension Plan, page F-21

40.	We note that you recorded actuarial losses of $536,407 and $74,022. Please explain to us why the actuarial losses you recorded decreased projected benefit obligation.

The Commission correctly points out that Note 13 to the financial statements of the Original Filing contains a labeling error in which actuarial gains were instead characterized as actuarial losses. The line item in question has been relabeled to read “Actuarial loss (gain).” All financial figures in the table are presented correctly.

41.
As a related matter, revise your MD&A to discuss the significant assumptions made by management in accounting for your pension plan. Discuss how the estimates are made and the underlying reasons for any changes during the period. To the extent any changes had or are expected to have a material impact on your results of operation or financial condition, discuss the effect of the change and the potential impact that could result.

The Company’s pension expense accounted for less than $100,000 of its operating expenses and less than 0.5% of its total expenses during the 2009 fiscal year. As such, the Company has not disclosed in the MD&A the significant assumptions made by management in accounting for its pension plan but such disclosures are included in the footnotes to the financial statements on pages F-25 through F-30. The Company has not had, and does not anticipate having, any changes to its pension plan or its methods of accounting for the pension plan, which could have a material impact on its results of operation or financial condition.

U.S. Securities and Exchange Commission
March 10, 2010

The Company’s pension expense estimates were made in conjunction with its group pension consulting firm, Standard Life Assurance Company of Canada (“Standard Life”) and upon review of Standard Life’s actuarial report accounting for the costs of the Company’s pension. Standard Life’s valuation and extrapolations set forth in its actuarial report were performed using discount rates determined in accordance with FASB Statement No. 87 and certain actuarial assumptions that reflect the Company’s best estimates of future events. These assumptions and estimates are set forth and explained on pages F-25 through F-30 of Amendment No. 1 and there have been no changes made to these assumptions between the periods presented.

Note 15 - Related Party Transactions, page F-25

42.
We note the transactions consummated with related parties during the year. For each related party, please revise this note to disclose the nature of the services provided by / to related parties and the nature of your relationship with each entity. Refer to paragraph 850-10-50-1 of the FASB accounting standards codification.

The Company has made the requested revision on page F-31 of Amendment No. 1.

Note 16 – Segmented Information, page F-26

43.	If material, please revise this note to disclose long-lived assets by country. Refer to paragraph 280-10-50-41 of the FASB accounting standards codification.

Substantially all of the Company’s long-lived assets are located in Canada. The Company has expanded Note 17 to its financial statements to state that long-lived assets located outside of Canada are immaterial.

Undertakings, page II-7

44.
Please note that due, in part, to the language of Securities Act Rule 430C(d), the undertakings included in Items 512(a)(5)(ii) of Regulation S-K should be included in filings for initial public offerings.  Please revise your filing to include this undertaking.

The Company notes that the undertakings included in Item 512(a)(5)(ii) of Regulation S-K were included on page II-6 of the original filing.  The Company has included these undertakings on page II-6 of Amendment No. 1.

U.S. Securities and Exchange Commission
March 10, 2010

Exhibits

45.	Please revise your exhibit index to reflect that you received confidential treatment for portions of exhibits 10.14, 10.20 and 10.21 on January 12, 2010.

The Company has made the requested revision by revising the exhibit index to reflect that it received confidential treatment for portions of exhibits 10.14, 10.20 and 10.21 to Amendment No. 1.

46.
We note your reference on page 26 to consulting services provided by Mr. Mazurek in 2009. Please file any consulting agreement with Mr. Mazurek as an exhibit or, if not set forth in any formal document, please file a written description of any such agreement as an exhibit. Please refer to Item 601(b)(10)(iii)(a) of Regulation S-K.

The Company has made the requested revision by filing a written description of the consulting services provided by Mr. Mazurek as Exhibit 10.36 to Amendment No. 1.

47.	Please file exhibits 10.1 and 10.4 in definitive form and include all attachments, schedules and exhibits thereto.

The Company has filed the director and officer indemnification agreements by and between the Company and each director and officer as exhibits 10.29 through 10.33 to Amendment No.1 in definitive form and has included all attachments, schedules and exhibits thereto.  The Company notes that Exhibit 10.4 to the Original Filing, the Form of 2009 Incentive Stock Option Agreement, cannot be filed in definitive form as the Company has not entered into any Incentive Stock Option Agreements because it has not yet issued any incentive stock options under its 2009 Equity Incentive Plan.

 For your review, we have included both a clean and marked draft of the Amendment No. 1 to the Form S-1. Please direct any questions or comments concerning Amendment No. 1 or this response to the undersigned at (212) 659-4974.

Very truly yours,
/s/ Rick A. Werner

Rick A. Werner, Esq.
cc: Nathan J. Mazurek